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mr

14047787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-52994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3923 Grand Avenue

(No. and Street)

Oakland (City) **CA** (State) **94610** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Smith **(510) 658-1880**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620 (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

DP 3/24/14

OATH OR AFFIRMATION

I, **Ed Smith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Liberty Group, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ed Smith
Signature

FINOP
Title

Subscribed and sworn to before me
this 27 day of Feb 2014

Ann S Kraynak
Notary Public

ANN S. KRAYNAK
Commission # 1969220
Notary Public - California
Alameda County
My Comm. Expires Mar 9, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Liberty Group, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Liberty Group, LLC as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Liberty Group, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 26, 2014

Liberty Group, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents (including money market account of $4,994)	$	139,706
Deposits at clearing broker		75,825
Commissions receivable		154,520
Investment advisory fees receivable		337,020
Due from related party		21,469
Prepaid expenses		20,025
Furniture, equipment and leasehold improvements, net		8,715
Total Assets	$	757,280

Liabilities and Members' Equity

Commissions payable and accrued expenses	$	416,113
Members' equity		341,167
Total Liabilities and Members' Equity	$	757,280

See Accompanying Notes to the Statement of Financial Condition

Liberty Group, LLC
Notes to the Statement of Financial Condition
December 31, 2013

1. Summary of Business and Significant Accounting Policies

Business

Liberty Group, LLC (the "Company") is a California corporation formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

The Company operates under a clearing broker agreement with National Financial Services, LLC ("NFS"), whereby the Company will introduce certain brokerage accounts to NFS and NFS will provide clearing services to such accounts on a fully disclosed basis.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in a money market account with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment, Net

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $41,783. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

1. Summary of Business and Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The Company can elect to match the employees' contribution at their discretion; however, no election was made for the year ended December 31, 2013.

2. Related Party Transactions

The Company is affiliated with Lifetime Planning Marketing, Inc. ("Lifetime"). During 2013, Lifetime made payments on invoices totaling $53,780 on behalf of the Company. Lifetime does not seek reimbursement for these expenses.

The Company has an expense sharing agreement with Lifetime Planning Marketing, Inc. and with Hollander & Hollander, PC, through which it pays expenses on behalf of these affiliates and then invoices the affiliates for their share of the costs. During 2013, the Company invoiced the affiliates $97,746. As of December 31, 2013, $21,469 was due from the affiliates as shown on the accompanying statement of financial condition.

The Company operates its headquarters from an office owned by a trust which is controlled by a relative of the managing member and for which a relative of the managing member of the Company is the beneficiary. The Company pays the trust $2,000 in monthly rent for use of the office under a month-to-month rental agreement.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

4. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. As of December 31, 2013, the Company had $75,825 on deposit with the clearing broker. The deposit is held by the clearing broker in a money market mutual fund.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $220,942, which was $193,201 in excess of its required net capital of $27,741. The Company's aggregate indebtedness to net capital ratio was 1.883 to 1.

6. Contingencies

The Company was party to a claim related to employment practices from a former employee. The claim was settled in 2013, whereby the Company's insurance carrier agreed to pay the settlement amount.

7. Subsequent Events

Management evaluated subsequent events through February 26, 2014, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2014 to February 26, 2014, the Company distributed $34,548 to the managing member.